UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Marriott Vacations Worldwide Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

57164Y107

(CUSIP Number)

December 31, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 57164Y107	13G	Page 2 of 5 Pages

1.	NAMES OF REPORTING PERSONS David Sheets Marriott
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 48,810*
	6.	SHARED VOTING POWER 2,044,749**
	7.	SOLE DISPOSITIVE POWER 48,810*
	8.	SHARED DISPOSITIVE POWER 2,044,749**

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,102,961
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see Instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.8%***
12.	TYPE OF REPORTING PERSON (see Instructions) IN

*	Consists of the following: (a) 47,923 shares held directly by David Sheets Marriott; and (b) 887 shares subject to Options, SARs and RSUs currently exercisable or exercisable within 60 days of February 3, 2017. SAR underlying share amounts are based on the $86.72 closing price of Marriott Vacations Worldwide Corporation common stock on February 3, 2017.

**	Consists of the following: (a) 2,002,797 shares beneficially owned by JWM Family Enterprises, Inc., for which David Sheets Marriott serves as a director; (b) 533 shares held by David Sheets Marriott’s spouse; (c) 8,406 shares held by four trusts for the benefit of David Sheets Marriott’s children, for which David Sheets Marriott serves as a trustee; (d) 25,000 shares held by The JWM Generations Trust, for which David Sheets Marriott serves as a trustee; and (e) 8,013 shares held by a trust for the benefit of Juliana B. Marriott, for which David Sheets Marriott serves as a trustee. Mr. Marriott disclaims beneficial ownership of the foregoing shares in excess of his pecuniary interest.

***	The denominator is based on: (a) the 26,997,282 shares of common stock outstanding as of October 7, 2016, as reported on the cover page of the Form 10-Q for the quarter ending on September 9, 2016, filed by Marriott Vacations Worldwide Corporation; and (b) 887 shares subject to Options, SARs and RSUs exercisable within 60 days of February 3, 2017.

CUSIP No. 57164Y107	13G	Page 3 of 5 Pages

Item 1.

(a)	Name of Issuer: Marriott Vacations Worldwide Corporation (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices: 6649 Westward Boulevard Orlando, FL 32821

Item 2.

(a)	Name of Person Filing: David Sheets Marriott

(b)	Address of Principal Business Office or, if None, Residence: David Sheets Marriott c/o JWM Family Enterprises, Inc. 9737 Washingtonian Boulevard, Suite 404 Gaithersburg, MD 20878

(c)	Citizenship: United States of America

(d)	Title of Class of Securities: Common Stock, par value $0.01 per share

(e)	CUSIP Number: 57164Y107

CUSIP No. 57164Y107	13G	Page 4 of 5 Pages

Item 3.  If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

Item 4.  Ownership.

Reference is made to Items 5-9 and 11, which are incorporated by reference herein.

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following   ☐.

Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable.

Item 8.  Identification and Classification of Members of the Group.

Not Applicable.

Item 9.  Notice of Dissolution of Group.

Not Applicable.

Item 10.  Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 57164Y107	13G	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

2/13/2017 (Date)

/s/ David Sheets Marriott (Signature)

David Sheets Marriott (Name and Title)